Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited First Quarter 2025 Financial Results

•	Delivered close to 1,300 vehicles[1]

•	Total revenue reached $93 million

•	Gross margin was 12% as the impact from prior destocking efforts eased

•	The operating loss in the first quarter narrowed by more than 50% year-on-year to $103 million

New York – June 25, 2025 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Operating Highlights for the First Quarter of 2025

In the first quarter of 2025, the Company achieved total deliveries1 of 1,274 units, reflecting the scheduled transition period before upgraded models commence deliveries and the effect of prior destocking. The deliveries were primarily contributed from the Europe, North America and China markets.

In the first quarter, Lotus started revamping the lineup for its Eletre hyper-SUV and Emeya hyper-GT with upgraded configuration and competitive pricing. Customer deliveries of these upgraded models kicked-off in the second quarter in China, and is expected to start in Europe in the third quarter.

Recently, Lotus introduced 2026 Emira V6 SE, Emira Turbo as well as EMIRA Clark limited edition, catering to international market needs. Building on its racing heritage, Lotus has partnered with strategic allies to launch a national-level GT single-make racing series in China.

Deliveries1 by Model Type

	Jan-Mar, 2025	Jan-Mar, 2024	%Change (YoY)
Lifestyle SUV and Sedan	719	1,047	-31%
Sportscars	555	1,147	-52%
Total	1,274	2,194	-42%

Deliveries1 by Region

	Jan-Mar, 2025	% by region	Jan-Mar, 2024	% by region
Europe	402	32%	652	30%
China	407	32%	531	24%
North America	412	32%	681	31%
Rest of the World	53	4%	316	15%
Total	1,274	100%	2,194	100%

Financial Highlights for the First Quarter of 2025

•	Total revenues were $93 million, a 46% YoY decrease.

•	Gross margin was 12%, versus 18% in the same period of 2024. It was a notable recovery from 3% for the full year of 2024, as the impact from prior destocking efforts eased.

•	Operating loss was $103 million, a 56% YoY decrease.

•	Net loss was $183 million, a 29% YoY reduction.

•	Adjusted EBITDA (non-GAAP) was a loss of $136 million, a 33% YoY reduction.

Key Financial Results

The table below summarizes key preliminary financial results for the first three months ended March 31, 2025.

LOTUS TECH

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(in millions of U.S. dollars, unaudited)

	Jan-Mar, 2025	Jan-Mar, 2024	% Change (YoY)
Revenues	93	173	(46%)
Cost of revenues	82	143	(43%)
Gross profit	11	30	(63%)
Gross margin (%)	12%	18%	(6%)
Operating loss	(103)	(233)	(56%)
Net loss	(183)	(258)	(29%)
Adjusted net loss(A)	(183)	(223)	(18%)
Adjusted EBITDA(A)	(136)	(204)	(33%)

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

•	Lotus GT racing series: On May 30, Lotus launched a national-level GT single-make racing series, featuring five rounds spanning China and Malaysia. The racing series stands as China's premier FIA-recognized GT series eligible for International C-license upgrades.

•	Release of 2024 ESG Report : On May 26, the Company released its 2024 ESG Report, highlighting its progress in advancing sustainable practices, developing innovative green products, and demonstrating global leadership in clean mobility.

•	New model: Lotus is set to unveil its first PHEV model this year. The model is built on Hyper Hybrid EV technology which was launched in late 2024. The 900V Hyper Hybrid EV technology features a Hybrid Electric Drivetrain and dual Hyper Charging technology.

CEO and CFO comments

Mr. Qingfeng Feng, Chief Executive Officer, commented: “We are encouraged by the progress made this quarter, particularly the steady recovery in our margin profile and continued contribution in international markets. We remain closely attuned to evolving dynamics in key markets such as the U.S., and are actively evaluating strategic pathways as well as localization opportunities to further strengthen our presence and expand sales operations in the global markets.”

Dr. Daxue Wang, Chief Financial Officer, added: “The continued progress in streamlining our cost structure underscores our commitment to operational discipline. In the first quarter, gross margin improved to 12%, marking a significant return to a positive range and early signs of recovery. We have also achieved six consecutive quarters of reduced operating expenses. We are committed to further enhance our efficiency and overall profitability.”

Conference call

Lotus Tech management will host an earnings conference call at Eastern 8:00 a.m June 25, 2025 (14:00 European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and replay available following completion of the call on the Company’s investor relations website at https://ir.group-lotus.com/.

For participants who wish to join the call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register-conf.media-server.com/register/BI3097559085e14dde9c9dbd9d79865cea

Note 1: Invoiced deliveries, including commissioned deliveries in US market.

LOTUS TECH

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– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

group-lotus.com

Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	March 31, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets
Cash	122,581	103,072
Restricted cash	406,441	379,293
Accounts receivable – third parties, net	63,931	117,076
Accounts receivable – related parties, net	118,416	107,816
Inventories	143,394	188,582
Prepayments and other current assets – third parties, net	91,021	72,541
Prepayments and other current assets – related parties, net	67,953	74,558

Total current assets	1,013,737	1,042,938

Non-current assets
Restricted cash	2,525	2,572
Investment securities – related parties	1,326	2,221
Securities pledged to an investor	321,357	315,796
Loan receivable from a related party	281,800	269,539
Property, equipment and software, net	310,864	316,447
Intangible assets	116,492	116,500
Operating lease right-of-use assets	141,078	144,029
Equity method investments	7,458	7,499
Other non-current assets – third parties	69,035	67,009
Other non-current assets – related parties	1,199	1,113

Total non-current assets	1,253,134	1,242,725

Total assets	2,266,871	2,285,663

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	March 31, 2025	December 31, 2024
	US$	US$
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Short term borrowings – third parties	675,818	602,949
Short-term borrowings – related parties	314,446	199,570
Accounts payable – third parties	62,277	61,752
Accounts payable – related parties	302,210	410,433
Contract liabilities – third parties	32,223	33,964
Operating lease liabilities – third parties	13,757	14,094
Accrued expenses and other current liabilities – third parties	391,485	389,791
Accrued expenses and other current liabilities – related parties	215,356	214,760
Share buyback forward liabilities	122,771	117,059
Put option liabilities – third parties	-	309,115
Convertible notes - related parties	116,089	113,910

Total current liabilities	2,246,432	2,467,397

Non-current liabilities
Contract liabilities – third parties	7,899	8,683
Operating lease liabilities – third parties	65,550	68,331
Operating lease liabilities – related parties	10,696	10,729
Put option liabilities – third parties	377,853	-
Warrant Liabilities	1,974	3,340
Exchangeable notes	114,776	102,999
Convertible notes - third parties	69,997	74,246
Deferred income	294,324	293,923
Other non-current liabilities – third parties	117,183	114,770
Other non-current liabilities – related parties	1,398	1,471

Total non-current liabilities	1,061,650	678,492

Total liabilities	3,308,082	3,145,889

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	March 31, 2025	December 31, 2024
	US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares	7	7
Additional paid-in capital	1,785,749	1,785,664
Accumulated other comprehensive income	57,302	55,165
Accumulated deficit	(2,876,521)	(2,693,698)

Total shareholders' deficit attributable to ordinary shareholders	(1,033,463)	(852,862)
Noncontrolling interests	(7,748)	(7,364)
Total shareholders' deficit	(1,041,211)	(860,226)

Total liabilities and shareholders' deficit	2,266,871	2,285,663

LOTUS TECH

group-lotus.com

Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share)

	For the Three Months Ended
	March 31, 2025	March 31, 2024
	US$	US$
Revenues:
Sales of goods	84,608	160,784
Service revenues	8,215	12,298
Total revenues	92,823	173,082
Cost of revenues:
Cost of goods sold	(77,833)	(139,273)
Cost of services	(3,841)	(3,495)
Total cost of revenues	(81,674)	(142,768)
Gross profit	11,149	30,314
Operating expenses:
Research and development expenses	(48,602)	(104,692)
Selling and marketing expenses	(39,584)	(103,489)
General and administrative expenses	(30,664)	(56,970)
Government grants	4,706	1,519
Total operating expenses	(114,144)	(263,632)
Operating loss	(102,995)	(233,318)
Interest expenses	(34,268)	(3,947)
Interest income	6,666	1,665
Investment income (loss), net	4,640	(1,394)
Share of results of equity method investments	(412)	201
Foreign currency exchange gains (losses) , net	13,847	(6,667)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(69,671)	(14,623)
Loss before income taxes	(182,193)	(258,083)
Income tax expense	(632)	(142)
Net loss	(182,825)	(258,225)
Less: Net loss attributable to noncontrolling interests	(2)	(356)
Net loss attributable to ordinary shareholders	(182,823)	(257,869)
Accretion of Redeemable Convertible Preferred Shares	-	(2,979)
Net loss available to ordinary shareholders	(182,823)	(260,848)
Loss per ordinary share[1]
—Basic and diluted	(0.28)	(0.47)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	659,330,406	558,429,003

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share)

	For the Three Months Ended
	March 31, 2025	March 31, 2024
	US$	US$
Net loss	(182,825)	(258,225)

Other comprehensive income (loss):
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	6,778	(175)
Foreign currency translation adjustment, net of nil income taxes	(4,641)	(1,415)

Total other comprehensive income (loss)	2,137	(1,590)

Total comprehensive loss	(180,688)	(259,815)
Less: Total comprehensive loss attributable to noncontrolling interests	(2)	(356)
Total comprehensive loss attributable to ordinary shareholders	(180,686)	(259,459)

LOTUS TECH

group-lotus.com

Appendix C

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

	For the Three Months Ended
	March 31, 2025	March 31, 2024
	US$	US$
Net loss	(182,825)	(258,225)
Share-based compensation expenses, net of tax effect of nil[1]	61	35,323
Adjusted net loss	(182,764)	(222,902)
Net loss	(182,825)	(258,225)
Interest expenses	34,268	3,947
Interest income	(6,666)	(1,665)
Income tax expense	632	142
Depreciation	18,127	16,174
Share-based compensation expenses	61	35,323
Adjusted EBITDA	(136,403)	(204,304)

1 Share-based compensation expenses were non-deductible expenses in accordance with the regulations of the relevant tax jurisdictions. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.